EXHIBIT 3.2

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES A REDEEMABLE PREFERRED STOCK

OF

AMPEX CORPORATION

(Pursuant to Section 151 of the

Delaware General Corporation Law)

Ampex Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that, pursuant to authority vested in the Board of Directors of the Corporation (the “Board”) by Article IV of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the following resolution was adopted as of October 3, 2008 by the Board pursuant to Section 141 of the Delaware General Corporation Law:

RESOLVED that, pursuant to the authority vested in the Board by Article IV of the Certificate of Incorporation, of the total authorized number of 5,000 shares of Preferred Stock, par value $1.00 per share, of the Corporation (the “Preferred Stock”), there shall be designated a series of 5,000 shares that shall be issued in and constitute a single series to be known as “Series A Redeemable Preferred Stock” (hereinafter, the “Series A Preferred Stock”). The shares of Series A Preferred Stock shall have the voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions thereof set forth below:

1. Rank. The Series A Preferred Stock shall rank (a) senior to (i) the Common Stock, par value $.01 per share, of the Corporation and any other class or series of capital stock into which such Common Stock is reclassified or reconstituted and, together with any other class of securities which is entitled to share in the available assets of the Corporation after payment of any debts and liabilities, but which is not otherwise entitled to a preference over other capital stock in such available assets (the “Common Stock”), (ii) any other class or series of capital stock of the Corporation either specifically ranking by its terms junior to the Series A Preferred Stock or not specifically ranking by its terms senior to or on parity with the Series A Preferred Stock (“Junior Stock”), (b) on parity with any class or series of capital stock of the Corporation specifically ranking by its terms on parity with the Series A Preferred Stock and (c) junior to any class or series of capital stock of the Corporation specifically ranking by its terms senior to the Series A Preferred Stock, in each case, as to payment of dividends, voting, distributions of assets upon a Liquidation or otherwise.

2. Dividend Rights.

(a) The holders of shares of the Series A Preferred Stock (the “Series A Preferred Holders”) shall be entitled to receive, out of any assets legally available therefor, cumulative dividends at the rate of sixteen percent (16%) per annum on the Original Issuance Price of each share of Series A Preferred Stock, accruing from day to day (whether or not declared) from the date of issuance of each such share of Series A Preferred Stock. The cumulative dividends on the Series A Preferred Stock shall be paid prior and in preference to any declaration or payment of any dividend on the Common Stock. The Corporation shall, upon the written request of any Series A Preferred Holder, furnish or cause to be furnished to such holder a certificate setting forth the accrued dividends with respect to that holder’s Preferred Stock and the basis for calculating the accrued dividends. No Distribution shall be made with respect to the Common Stock until all declared or accrued but unpaid dividends on the Series A Preferred Stock have been paid or set aside for payment to the Series A Preferred Holders.

(b) The Corporation shall not declare, set aside or pay any dividends on any share of Common Stock unless a dividend is declared and set aside or paid with respect to all outstanding shares of Series A Preferred Stock in an amount for each such share of Series A Preferred Stock at least equal to the amount of the cumulative dividends then accrued on such share of Series A Preferred Stock; provided, that no dividends may be declared, set aside or paid on any share of Common Stock pursuant to this Section 2(b) so long as the Corporation shall have sent a Redemption Notice with respect to outstanding shares of the Series A Preferred Stock and shall not have paid the full price required to be paid to the holders of such outstanding shares of the Series A Preferred Stock under Section 4.

(c) Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash or securities, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors. Any Distributions payable in securities shall be valued in accordance with Section 3(d) below.

3. Liquidation Rights.

(a) Upon any Liquidation, the Series A Preferred Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, an amount per share of Series A Preferred Stock equal to the Applicable Liquidation Amount. If upon any Liquidation, the assets of the Corporation available for distribution to the holders of the Series A Preferred Stock are insufficient to pay the Series A Preferred Holders the full Applicable Liquidation Amount pursuant to this Section 3(a), the Series A Preferred Holders shall share ratably in any distribution of assets of the Corporation in proportion to the aggregate Applicable Liquidation Amount to which each is entitled.

(b) Upon a Liquidation, following payment in full to the Series A Preferred Stock Holders of the Applicable Liquidation Amount set forth in Section 3(a), the entire remaining assets of the Corporation legally available for distribution to holders of Common Stock shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) The Corporation shall give each Series A Preferred Holder written notice (a “Proposal Notice”) of any impending or proposed voluntary or, to the extent possible, involuntary, Liquidation not later than thirty (30) days prior to the stockholders’ meeting called to approve such impending or proposed Liquidation, if applicable, or thirty (30) days prior to the closing or occurrence of such impending or proposed voluntary or, to the extent possible, involuntary Liquidation, whichever is earlier. Such Proposal Notice shall describe the material terms and conditions of the impending or proposed Liquidation and the provisions of this Section 3 as they apply to the allocation of proceeds to stockholders from such impending or proposed Liquidation. Upon any material changes to the terms of such impending or proposed Liquidation after the date the Corporation has given a related Proposal Notice, the Corporation shall give each Series A Preferred Holder prompt written notice of such material change(s) (a “Supplemental Notice”). The impending or proposed voluntary or, to the extent possible, involuntary Liquidation shall in no event be consummated sooner than thirty (30) days after the Corporation has given a related Proposal Notice or sooner than ten (10) days after the Corporation has given such Supplemental Notice. Any Proposal Notice or Supplemental Notice required by this Section 3 shall be deemed given when deposited in the United States mail, postage prepaid, and addressed to each holder of record of shares of Series A Preferred Stock at such holder’s address appearing on the books of the Corporation. The rights conferred upon the Series A Preferred Holders under this Section 3 are supplemental to and not in replacement of the provisions of Section 5.

(d) If the consideration received by the Corporation in a Liquidation is other than cash or securities, its value will be deemed its fair market value as reasonably determined in good faith by the Board of Directors. Any securities shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability covered by clause (ii) below:

(A) if traded on a securities exchange or on Nasdaq, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty (30) day period ending three (3) days prior to the effective date of the Liquidation;

(B) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the effective date of the Liquidation; and

(C) if there is no active public market, the value shall be the fair market value thereof, as reasonably determined in good faith by the Board of Directors.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in clauses (i) (A), (B) or (C) to reflect the approximate fair market value thereof, as reasonably determined in good faith by the Board of Directors.

In the event the requirements of this Section 3 are not complied with, the Corporation shall, to the extent within its control, forthwith either (i) cause the effective date of the Liquidation to be postponed until such time as the requirements of this Section 3 shall have been complied with or (ii) cancel such Liquidation, in which event, the rights, preferences and privileges of the Series A Preferred Holders shall in all respects be preserved.

4. Redemption.

(a) Optional Redemption. At any time following the issuance thereof, the Corporation shall have the right at its option to redeem all or less than all of the outstanding shares of Series A Preferred Stock, subject to the provisions of this Article 4, at a per share redemption price (the “Redemption Price”) equal to the Applicable Liquidation Amount. Notwithstanding anything contained in this Section 4.(a), the Corporation shall not have the right to redeem any portion of the outstanding shares of Series A Preferred Stock unless the Corporation has repaid in full all amounts outstanding under the Senior Note Indenture (as defined in the Credit Agreement), pursuant to Section 2.07(b) of the Credit Agreement.

(b) Mandatory Redemption. In the event that either (i) the Corporation prepays any Loan pursuant to Section 2.07(b) of the Credit Agreement and there remain Net Available Proceeds or Excess Cash Flow (each such term as defined in the Credit Agreement), as applicable, that has not been applied towards such prepayment or (ii) one or more of the events set forth in Section 2.07(b) of the Credit Agreement occurs and at the time of such occurrence none of the Loans remain outstanding, then the Corporation shall be required to, in the case of clause (i) above, apply all remaining Net Available Proceeds or Excess Cash Flow, as applicable, towards the redemption of the outstanding Series A Preferred Stock, at a Redemption Price equal to the Applicable Liquidation Amount and, in the case of clause (ii) above, apply all of the Net Available Proceeds or Excess Cash Flow, as applicable, towards the redemption of the Series A Preferred Stock, at a Redemption Price equal to the Applicable Liquidation Amount. Each redemption effected pursuant to this Section 4(b) shall be effected by the Corporation on the next Business Day following (x) the prepayment of any Loan pursuant to Section 2.07(b) of the Credit Agreement, in the case of clause (i) above and (y) the occurrence of any of the events set forth in Section 2.07(b) of the Credit Agreement, in the case of clause (ii) above. For the avoidance of doubt, under no circumstances shall any Available Proceeds or Excess Cash Flow be applied towards the redemption of any outstanding Series A Preferred Stock unless the Corporation has repaid in full all amounts outstanding under the Senior Note Indenture, pursuant to Section 2.07(b) of the Credit Agreement.

(c) Any redemption to be effected pursuant to this Section 4 shall be made on a pro rata basis among the Series A Preferred Holders in proportion to the shares of Series A Preferred Stock then held by them.

(d) The Corporation shall notify in writing each Series A Preferred Holder of any redemption to be effected under Subsection (a) or (b) of this Section 4 not later than 11:00 a.m., New York City time, two Business Days before the date of redemption. Each such notice shall be irrevocable and shall specify the number of shares to be redeemed from such holder, the aggregate Redemption Price for such shares, the date of such redemption, a reasonably detailed calculation of the amount of such Redemption Price and shall call upon such holder to surrender to the Corporation, in the manner set forth therein, the holder’s certificate or certificates representing the shares to be redeemed (the “Redemption Notice”). Within two (2) Business Days following the receipt of a Redemption Notice, each holder of Series A Preferred Stock to be redeemed shall surrender to the Corporation the certificate or certificates representing such shares, in the manner set forth in the Redemption Notice, and thereupon the aggregate Redemption Price for such shares shall be payable to the order of the person whose name appears on such shares certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event that less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

(e) In connection with any optional or mandatory redemption made pursuant to this Section 4, the Corporation shall pay the Redemption Price of the shares redeemed in cash; provided, however, that following the effective date of a QPO (defined below), the Corporation, at its option, shall have the right to pay the Redemption Price of the shares redeemed either (x) in cash, or (y) in shares of Common Stock, or (z) in any combination of the foregoing. For purposes of determining the number of shares of Common Stock the value of which equals the Redemption Price, the Common Stock shall be deemed to have a value equal to the fair market value (determined in accordance with Section 3(d) hereof) of the Common Stock on the date of the notice required by Section 4(d) above; provided, however, that, as a condition to the issuance of any shares of Common Stock in connection with any optional or mandatory redemption of Series A Preferred Stock, the Corporation shall have complied with all laws, rules and regulations of any governmental or regulatory authority applicable to the issuance of such shares.

5. Voting Rights.

(a) No Series Voting. Other than as provided herein or required by law, or under the Certificate of Incorporation or ByLaws of the Corporation, there shall be no series voting. With respect to any right to vote, each Series A Preferred Holder (including without limitation each Series A Majority Holder) shall have one vote for each share of Series A Preferred Stock held by such holder.

(b) Board of Directors Designees.

(i) The Series A Preferred Holders, voting as a separate class, shall have the right to elect a majority of the directors of the Board (each, a “Series A Director” and, collectively, the “Series A Directors”) at each meeting of stockholders (or pursuant to action by written consent) held (or taken) for the purpose of electing directors; and the Series A Directors shall be removed and replaced, with or without cause, and their vacancies filled, only by the affirmative vote of the Series A Majority Holders. Subject to the terms of the Certificate of Incorporation and the Corporation’s

ByLaws, the holders of Common Stock, and each other class of capital stock (other than the Series A Preferred Stock) entitled to vote in the election of directors, voting as a separate class, shall be entitled to elect the remaining directors of the Board at each meeting of stockholders (or pursuant to action by written consent) held (or taken) for the purpose of electing directors.

(ii) In the event any vacancy existing with respect to the Series A Directors is not filled within 45 days from the occurrence of the vacancy, then such vacancy shall be filled by the remaining Series A Directors within 30 days and, to the extent a Series A Director is not then a member of the Board, by a majority vote of the remaining members of the Board.

(c) Separate Class Voting Rights. In addition to any other vote or consent required herein or by law, the affirmative vote or written consent of the Series A Majority Holders shall be necessary for effecting or validating the following actions:

(i) increasing or decreasing the number of authorized shares of Common Stock or Preferred Stock, increasing the number of shares reserved under the Corporation’s equity incentive plans and other stock option agreements approved by the Board, including the Management Equity Rights Plan (unless such shares so reserved are junior in all respects to the Series A Preferred Stock) or creating any new stock or option plan;

(ii) creating or issuing or obligating itself to issue any new class or series of stock, or any other equity securities, or any other securities convertible, exercisable or exchangeable into equity securities of the Corporation (including by way of reclassification, merger or otherwise of any existing securities), in each case having preferences or privileges senior to, or on parity with, the Series A Preferred Stock, or having voting rights other than those granted to the Common Stock generally;

(iii) declaring or paying any dividends or making any other Distributions on or with respect to the Common Stock;

(iv) consummating a voluntary Liquidation or any consolidation or merger of the Corporation with or into any other Person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization own less than 50% of the voting power of the surviving or acquiring entity immediately after such consolidation, merger or reorganization;

(v) taking any action that would modify, amend, alter or repeal any provision of, or add any provision to, the Corporation’s Certificate of Incorporation or the Corporation’s bylaws (including pursuant to a merger) if such action would alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, any series of Preferred Stock;

(vi) redeeming or repurchasing any shares of its capital stock other than (A) mandatory redemptions of shares of Series A Preferred Stock or (B) the repurchase of capital stock, at cost, from a member of the Corporation’s management pursuant to a duly adopted employment, management, restricted stock or stock repurchase agreement;

(vii) except as otherwise contemplated by this Agreement or permitted under the Management Equity Rights Plan, entering into any material transaction, contract or agreement with any stockholder, director or executive officer of the Corporation (other than in their respective capacities as stockholders, directors and executive officers) or any Affiliate of a stockholder, director or executive officer of the Corporation, if such transaction, contract or agreement has not been approved in advance by a majority of the Board;

(viii) selling, transferring, encumbering or granting a security interest in any technology or intellectual property of the Corporation or its subsidiaries, other than the granting of licenses or other similar rights in the ordinary course or as approved by a majority of the Board;

(ix) selling, transferring, encumbering or granting a security interest in any of the other assets of the Corporation not covered in clause (viii) of this Section 5(c) in connection with any indebtedness of the Corporation other than in the ordinary course or as approved by a majority of the Board;

(x) acquiring a material amount of assets through a merger or purchase of all or substantially all of the assets or capital stock of another entity other than in the ordinary course or as approved by a majority of the Board;

(xi) adopting, entering into or becoming bound by any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, or other employee benefit plan or arrangement of any kind, whether written or oral, or any employment related contract, including any employee stock arrangements (other than as approved by a majority of the Board or pursuant to the Management Equity Rights Plan);

(xii) increasing by more than 5% in any twelve (12) month period the salary, wages, severance arrangements or other compensation of any officer, employee or consultant of the Corporation or any of its subsidiaries whose annual salary is or, after giving effect to such change, would be $150,000 or more, unless otherwise approved by a majority of the Board;

(xiii) except pursuant to the Management Equity Rights Plan or as otherwise approved by a majority of the Board, establishing or modifying any (A) targets, goals, pools or similar provisions in respect of any fiscal year under any of the foregoing or any other employee compensation arrangement in an amount in excess of Five Thousand Dollars ($5,000) or (B) salary ranges, increase guidelines or similar provisions in respect of any of the foregoing or any other employee compensation arrangement in an amount in excess of Five Thousand Dollars ($5,000).

(xiv) increasing or decreasing the number of directors authorized to serve on the Board;

(xv) amending any provision of the Management Equity Rights Plan (other than amendments required by law or which are ministerial in nature and do not adversely affect the rights of the Series A Preferred Holders); or

(xvi) amending this Section 5.

(d) The provisions of this Section 5 shall not apply if, at the time the affirmative vote of the Series A Majority Holders would otherwise be required, there are no shares of Series A Preferred Stock outstanding and all accrued dividends thereon have been paid.

6. No Waiver. Except as otherwise modified or provided for herein, the holders of Series A Preferred Stock shall also be entitled to, and shall not be deemed to have waived, any other applicable rights granted to such holders under the Delaware General Corporation Law.

7. No Impairment. The Corporation will not by amendment of its Certificate of Incorporation or this Certificate of Designations, through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all time in good faith assist in the carrying out of all the provisions of this Certificate of Designations.

8. Definitions.

(a) “Affiliate” means, (1) with respect to any Person, any of (a) a director, officer or 5% Owner of such Person, (b) a Family Member of such Person (or a Family Member of any director, officer or 5% Owner of such Person) and (c) any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person or (2) in any event, any Person meeting the definition of “Affiliate” set forth in Rule 405 under the Securities Act. The term “control” includes, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(b) “Applicable Liquidation Amount” means, as to each share of the Series A Preferred Stock, the Original Issuance Price (as adjusted for stock splits, dividends, combinations or other similar events with respect to such share), plus all accrued (whether or not declared) but unpaid dividends with respect to such share of the Preferred Stock.

(c) “Board” or “Board of Directors” means the Board of Directors of the Corporation.

(d) “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

(e) “Credit Agreement” means the Credit Agreement, dated as of the October 3, 2008, between the Company, the Subsidiary Guarantors party thereto and Hillside Capital Incorporated.

(f) “Distribution” means the transfer of cash or other property to all holders of any class of the Corporation’s Common Stock without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock) or any purchase or redemption of shares of Common Stock of the Corporation by the Corporation or its subsidiaries for cash or property other than: (i) redemptions of the Series A Preferred Stock pursuant to Section 4; (ii) any other repurchase or redemption of Common Stock or Junior Stock of the Corporation approved by the Series A Majority Holders; and (iii) repurchases or redemptions pursuant to any duly adopted employment, management, restricted stock or stock purchase agreement (including without limitation the Management Equity Rights Plan).

(g) “Family Member” of any Person means any spouse, parent stepparent, sibling, child, stepchild, ancestor or descendant of such Person and any other person (other than a tenant or employee) sharing such Person’s household.

(h) “Liquidation” means any single transaction or series of related transactions involving any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, which shall be deemed to be occasioned by, or to include, (1) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (2) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (3) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (1) or (2) of the preceding sentence may be waived by the consent or vote of the Series A Majority Holders.

(i) “Loans” shall have the meaning set forth in the Credit Agreement.

(j) “Management Equity Rights Plan” means the stock option plan or other similar program to be established by the Board pursuant to the Plan by which the Corporation will grant options or other rights to members of the Corporation’s management to purchase Common Stock in an aggregate amount not to exceed 10% of the shares outstanding as of October 3, 2008, which stock option plan or other similar program may be amended from time to time subsequent to the date hereof in accordance with the requirements thereof and in this Certificate of Designations.

(k) “Original Issuance Price” means $10,000 per share (as adjusted for stock splits, stock dividends, combinations and other similar events).

(l) “Plan” means the plan of reorganization of the Corporation approved by order of the United States Bankruptcy Court for the Southern District of New York in In re: Ampex Corporation, et al., under Chapter 11 of the United States Bankruptcy Code (11 U.S.C. § 101- 1330, as amended).

(m) “QPO” means the first underwritten public offering pursuant to an effective registration statement covering a sale of Common Stock to the public, that (A) is led by a nationally recognized investment bank, and (B) results in the Common Stock being listed on a national securities exchange or quoted on NASDAQ.

(n) “Series A Majority Holders” means as of any date the holders of at least a majority of the shares of Series A Preferred Stock then outstanding (as adjusted for stock splits, stock dividends, combinations and other similar events).

(o) “Stockholders’ Agreement” means the Stockholders’ Agreement, dated as of the October 3, 2008, among the Corporation and certain stockholders of the Corporation, as the same may be further amended, modified or supplemented from time to time.

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IN WITNESS WHEREOF, this Certificate of Designations has been executed on behalf of the Corporation by a duly authorized officer of the Corporation on this 3rd day of October, 2008.

AMPEX CORPORATION

By:	/s/ Joel D. Talcott
Name:	Joel D. Talcott
Title:	Vice President & Secretary